November 30, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance, Office of Technology

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022 (the “2022 Form 20-F”)

File No. 000-29442

Dear Madams or Sirs:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 6, 2023 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2022 Form 20-F, as previously filed with the Commission.

Report of Independent Registered Accounting Forms, page F-5

1.	We note that Kost, Forer, Gabbay & Kasierer’s attestation report on internal control over financial reporting refers to the work of other auditors as it relates Magic Software Japan K.K, a wholly owned subsidiary of Magic Software Enterprises Ltd. Please amend your December 31, 2022 Form 20-F to include KDA Audit Corporation’s opinion on Magic Software Japan K.K’s Internal Control over Financial Reporting. Refer to Rule 2-05 of Regulation S-X.

We respectfully acknowledge the Staff’s comment. We had inadvertently omitted the subject attestation report and will include it, as requested, as part of Amendment No. 1 to the 2022 Form 20-F, which we will file as soon as the Staff confirms that it has completed its review with respect to the 2022 Form 20-F.

Note 2. Significant Accounting Policies

13) Revenue Recognition, page F-29

2.	Please revise to disclose the aggregate amount of transaction prices allocated to performance obligations that are unsatisfied as of the end of the reporting period and an explanation of when you expect to recognize such revenue using time bands that would be most appropriate for the duration of the remaining performance obligation or by using qualitative information. Refer to IFRS 15.120. We refer also to your response to comment 4 in your December 9, 2020 letter.

We respectfully acknowledge our inadvertent omission of the subject information previously undertaken by us. We will disclose, beginning with our annual report on Form 20-F for the year ending December 31, 2023, the aggregate amounts of transaction prices allocated to our performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period on a quantitative basis that utilizes duration periods that we believe to be appropriate.

We have provided below the following disclosure as an example of our planned disclosure, using information as of December 31, 2022 and 2021:

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $1.98 billion and $2.05 billion as of December 31, 2022 and 2021, respectively. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15.

The Company expected to recognize approximately 74.8% in 2023 from remaining performance obligations as of December 31, 2022, and the remainder thereafter.

The Company expected to recognize approximately 82.5% in 2022 from remaining performance obligations as of December 31, 2021, and the remainder thereafter.

20) Impairment of Non-financial Assets, page F-39

3.	We note that the recoverable amount used in assessing goodwill for impairment is the higher of the fair value less cost of sale and value in use. Please revise to include the disclosures required by paragraphs 134(d) through (f) and 135 of IAS 36, as applicable.

We respectfully acknowledge the Staff’s comment, and will include, in future filings of our annual report on Form 20-F, the disclosures required by paragraphs 134(d) through (f) and 135 of IAS 36 in the disclosure concerning impairment of non-financial assets.

We have provided below the following information in respect of the years 2022 and 2021 as an example of our planned disclosure in response to the Staff’s comment:

Impairment of non-financial assets:

The Group (i.e., the Company, together with its subsidiaries and its affiliate company) evaluates the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets, goodwill, investments in joint venture) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of (i) fair value, less costs of sale, and (ii) value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of (i) the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and (ii) its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

i.	Goodwill in respect of subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of our cash-generating units that are expected to benefit from the synergies of the combination. The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

The discounted cash flow method is used to determine the recoverable amount of a cash-generating unit or the group of cash-generating units to which goodwill is allocated. The projected cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company is not yet committed or significant future investments that will enhance the performance of the assets of the cash-generating unit being tested. The recoverable amount is sensitive to key assumptions used by the Company’s management to determine the recoverable amount, including discount rates and future growth rate.

The discount rates are calculated based on a risk-free rate of interest and a market risk premium. The discount rates reflect the current market assessment of the risks specific to each group of cash-generating units by taking into account specific group information on beta factors, leverage and cost of debt.

The Company performed annual impairment tests as of December 31, 2022, 2021 and 2020 and did not identify any impairment losses.

ii.	Investment in associate or joint venture using the equity method:

After application of the equity method, the Group determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates or joint ventures. The Group determines at each reporting date whether there is objective evidence that the carrying amount of the investment in the associate or the joint venture is impaired. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate or the joint venture.

iii.	Intangible assets with an indefinite useful life / capitalized development costs that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

During the years ended December 31, 2022, 2021 and 2020, no impairment indicators were identified.

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021

Opening balance	$932,854	$872,424
Acquisition of subsidiaries	52,651	49,416
Classifications	(1,502)	1,585
Foreign currency translation adjustments	(57,842)	9,429
Closing balance	$926,161	$932,854

The carrying amount of the goodwill allocated to each cash-generating unit or group of cash-generating units was as follows:

	December 31,
	2022	2021
Matrix IT and its subsidiaries *	$288,235	$306,421
Sapiens and its subsidiaries *	397,613	406,498
Magic Software and its subsidiaries *	158,699	146,803
Other consolidated subsidiaries *	81,614	73,132
	$926,161	$932,854

*	Goodwill is allocated to different groups of cash generating units at the subsidiaries’ level. The amount presented in the table is the aggregated amount.
**	Other consolidated subsidiaries include mainly the cash generating units of Michpal and its subsidiaries and ZAP Group and its subsidiaries, which represent the lowest level at which the goodwill is monitored for the purposes of impairment testing (see Note 24(b)).

The perpetual growth rates and discount rates (corresponding to the weighted average cost of capital – “WACC”) applied for impairment testing purposes in 2022 and 2021 were as follows:

	2022		2021
	Pre-tax discount rate	Growth rate	Pre-tax discount rate	Growth rate
Matrix IT (1)	9.2%-10.1%	3%	8.8%-10.9%	1.5%-5%
Sapiens (2)	11%	3%	12%	3%-4%
Magic Software (3)	11%	3%	12%	3%
Other consolidated subsidiaries (4)

(1)	The goodwill allocated to the operating segment Matrix IT is mainly related to two groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates that range between 9.2% to 10.2% and a fixed growth rate of 3% in 2022 (2021 - weighted pre-tax discount rates that range between 8.8% to 10.9% and fixed growth rates of 1.5% to 5%).

The carrying amount of goodwill allocated to the other groups of cash-generating units included in Matrix IT is immaterial.

(2)	The goodwill allocated to the operating segment Sapiens is mainly related to two groups of cash-generating units. Cash flows are discounted using a weighted pre-tax discount rate of 11% and a fixed growth rate of 3% in 2022 (2021 - weighted pre-tax discount rate of 12% and a fixed growth rate range of 3%-4%).

The carrying amount of goodwill allocated to the other groups of cash-generating units included in Sapiens is immaterial.

(3)	The goodwill allocated to the operating segment Magic Software is related to four groups of cash-generating units. Cash flows are discounted using weighted pre-tax discount rates of 11% and a fixed growth rate of 3% in 2022 (2021 - weighted pre-tax discount rates of 12% and fixed growth rates of 3%).

(4)	Goodwill is allocated across multiple groups of cash-generating units. The carrying amount of goodwill allocated to each group of cash-generating units is immaterial.

The Group performed sensitivity analyses regarding the main assumptions in the impairment tests. No impairment of the goodwill tested would be recognized in the event of a reasonably possible change in the assumptions used in 2022 (the same was true for 2021).

The Group performed annual impairment tests as of December 31, 2022, 2021 and 2020 and did not identify any impairment losses.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Law Offices (Mike Rimon, Adv., phone: 011-972-3-610-3621; email: mrimon@meitar.com, or Jonathan M. Nathan, Adv., phone: 011-972-52-312-5574; email: jonathann@meitar.com).

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.

cc:	Megan Akst
Kathleen Collins
(Securities and Exchange Commission)

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